Fortress Investment Group LLC

1345 Avenue of the Americas

New York, New York 10105

March 18, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Fortress Investment Group LLC Application for Withdrawal of Registration Statement on Form S-3 File No. 333-168954

Ladies and Gentlemen:

Fortress Investment Group LLC (the “Company”) hereby requests that its Registration Statement on Form S-3 (File No. 333-168954), originally filed with the Securities and Exchange Commission (the “Commission”) on August 20, 2010 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. The Company requests withdrawal of the Registration Statement because the Company has filed a new registration statement on Form S-3ASR to register securities that may be sold by the selling shareholders identified in the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions with respect to this letter, please call Jonathan L. Friedman of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5396.

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David N. Brooks David N. Brooks General Counsel